Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

United Development Funding IV Announces Distributions for Q4 2024

IRVING, Texas, December 4, 2024 (GLOBE NEWSWIRE) — United Development Funding IV (“UDF IV”) announced today that on November 7, 2024, its board of trustees authorized a cash distribution of $0.065 per share, approximately $2 million in the aggregate, payable on December 31, 2024, to shareholders of record at the close of business on December 24, 2024 (the “Fourth Quarter Distribution”).

On December 2, 2024, UDF IV announced that it entered into a definitive merger agreement pursuant to which Ready Capital Corporation (NYSE:RC) will acquire UDF IV (the “Merger”). The Merger is expected to close in the first half of 2025, subject to the approval of UDF IV shareholders and other customary closing conditions. In connection with the Merger, UDF IV will distribute up to $75 million of cash on its pre-closing balance sheet to its shareholders prior to the Merger closing less: the Fourth Quarter Distribution and such further amount as may be necessary to assure UDF IV satisfies the minimum cash closing condition required under the merger agreement. Please visit udfforshareholders.com for more detailed information about the proposed Merger.

Additional Information about the Merger

In connection with the proposed Merger, UDF IV expects to call a special meeting of its shareholders to approve the Merger and to distribute a proxy statement and other documents to its shareholders in connection with the special meeting and Ready Capital expects to file with the SEC a registration statement on Form S-4, containing a prospectus and the UDF IV proxy statement, and other documents with respect to the proposed Merger. The Ready Capital prospectus and the UDF IV proxy statement will contain important information about the proposed transaction and related matters. SHAREHOLDERS OF UDF IV ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE UDF IV PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO EACH OF THEM) AND OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER.

UDF IV shareholders may obtain free copies of the registration statement, the prospectus and other relevant documents filed by Ready Capital with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital's website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement and other relevant documents made available by UDF IV free of charge on UDF IV’s website at www.udfonline.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This press release contains forward-looking statements that relate to, among other things, the timing of the closing of the Merger and the payment of pre-closing distributions to UDF IV’s shareholders in connection with the Merger. Such forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words, are based on current expectations and beliefs of UDF IV and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. UDF IV cannot provide any assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include, but are not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain UDF IV shareholder approval of the Merger or the failure to satisfy the other conditions to completion of the Merger; risks that will affect the amount of the pre-closing dividend to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of payments under the CVRs, if any, including, among others, the performance of the specified UDF IV loans and developments in litigation involving UDF IV. UDF IV does not undertake any obligation to update these statements for revisions or changes after the date of this press release, except as required by law.

About United Development Funding IV

United Development Funding IV is a Maryland real estate investment trust. UDF IV was formed primarily to generate current interest income by investing in secured loans and producing profits from investments in residential real estate. Additional information about UDF IV can be found on its website at www.udfiv.com. UDF IV may disseminate important information regarding its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

Investor Contact:
Investor Relations
1-800-859-9338
investorrelations@umth.com